FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

September 13, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES
SECOND QUARTER 2006 FINANCIAL RESULTS

Moscow, Russia – September 12, 2006 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the second quarter ended June 30, 2006.

•                  Group sales rose 20.2% year-on-year to US$427.9 million

•                  Gross profit increased 34.8% year-on-year with gross margins increasing to 32.7% from 29.2%

•                  Operating income more than doubled to US$45.4 million

•                  Net income increased more than five-fold to US$29.4 million

•                  Adjusted EBITDA(1) grew almost two-fold to US$60.6 million, adjusted EBITDA margin(1) increased to 14.2% from 9.8%

“We are very pleased with the results demonstrated in the second quarter and the first half of the year,” commented Tony Maher, chief executive officer of Wimm-Bill-Dann Foods OJSC. “During the second quarter 2006 our sales grew 20% compared to the same period last year, with gross margin for the group improving to 32.7% from 29.2%, despite continued pressure from raw material costs. EBITDA almost doubled year-on-year to US$60.6 million, while EBITDA margin increased to 14.2% compared to 9.8% in the second quarter of 2005. The net profit for the group demonstrated an impressive growth and reached US$29.4 million compared to US$5.3 million in the second quarter of 2005.

Growth across all business segments was primarily organic, led by strong performances in the dairy and baby food segments. We expect this growth trend to continue in the second half of 2006. We also look forward to a recovery in our beverage business with the addition of a new highly experienced management team.”

Key Financial Indicators of 2Q and YTD 2006

	Quarter Alone			Year to Date
	2Q2006	2Q2005	Change	1H2006	1H2005	Change
	US$ ‘mln	US$ ‘mln		US$ ‘mln	US$ ‘mln

Sales	427.9	356.0	20.2%	813.6	681.7	19.4%
Dairy	308.9	247.5	24.8%	595.0	479.5	24.1%
Beverages	90.2	86.7	4.1%	163.7	159.5	2.6%
Baby Food	28.8	21.8	32.4%	55.0	42.6	28.9%
Gross profit	140.1	103.9	34.8%	253.8	187.8	35.2%
Selling and distribution expenses	59.4	53.7	10.7%	112.0	98.3	13.9%
General and administrative expenses	33.1	26.5	24.9%	62.9	53.5	17.6%
Operating income	45.4	21.2	114.2%	75.1	30.8	143.5%
Financial income and expenses, net	3.6	6.4	(43.8)%	5.6	10.3	(45.8)%
Net income	29.4	5.3	454.7%	46.7	8.3	465.2%
Adjusted EBITDA(1)	60.6	34.8	74.2%	104.9	56.6	85.3%
CAPEX including acquisitions	28.9	18.6	56.5%	50.4	38.9	30.1%

(1)             Note: See Attachment A for definitions of Adjusted EBITDA and Adjusted EBITDA margin and reconciliations to net income.

Sales in the Dairy Segment increased 24.8% from US$247.5 million in the second quarter of 2005 to US$308.9 million in the second quarter of 2006. The organic growth amounted to US$53.0 million, while the new acquisitions contributed US$8.4 million to the overall sales growth in the Segment. Topline growth was driven by a healthy balance of volume, price and favorable mix. The average dollar selling price rose 14.6% from US$0.81 per kg in the second quarter of 2005 to US$0.92 per kg in the second quarter of 2006. This increase was driven by 11.3% average ruble price growth. Foreign currency translation effect was 3.4% and did not impact significantly on the average dollar selling price in the Segment. The gross margin in the Dairy Segment increased to 31.3% from 25.6% due to the rise in average selling price outstripping the rise in raw milk prices that grew 9.0% y-o-y in dollar terms.

Sales in the Beverages Segment increased 4.1% from US$86.7 million in the second quarter of 2005 to US$90.2 million in the second quarter of 2006. This was driven mainly by currency exchange rate. The average selling price increased 1.2% from US$0.70 per liter in the second quarter of 2005 to US$0.71 per liter in the same period of 2006. This increase was due to both currency exchange rate growth, and ruble price increase offsetting the negative mix impact of lower revenue Lovely Garden. The gross margin in the Beverages Segment declined to 33.7% from 36.6%, driven mainly by higher concentrate and sugar prices.

Sales in the Baby Food Segment increased 32.4% to US$28.8 million in the second quarter of 2006 from US$21.8 million in the second quarter of 2005. This was driven primarily by volume growth and an increase in selling prices. The average selling price rose 17.1% from US$1.51 per kg in the second quarter of 2005 to US$1.76 per kg in the second quarter of 2006. The gross margin in the Baby Food Segment increased to 45.5% from 40.6%.

Selling and distribution expenses in the second quarter of 2006 decreased as a percentage of sales from 15.1% to 13.9% y-o-y, general and administrative expenses increased slightly as a percentage of sales from 7.4% to 7.7% for the same period. The operating margin rose significantly from 6.0% to 10.6%.

Financial expenses during the second quarter of 2006 decreased 43.8% to US$3.6 million compared to US$6.4 million in the same period of 2005. This was mainly the result of foreign currency translation gain amounting to US$2.3 million in the second quarter of 2006, compared to US$0.2 million charge in the second quarter of 2005.

Income tax expenses totalled US$11.4 million compared to US$8.9 million in the second quarter of 2005. At the same time, the effective tax rate declined from 59.6% to 27.2%. This sharp decline was driven by decrease in the group’s taxable losses accompanied by an increase in taxable profits in the second quarter of 2006 versus the same period of 2005.

Net income increased more than five-fold to US$29.4 million in the second quarter of 2006 compared to US$5.3 million in the second quarter in 2005.

Attachment A
*Reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to US GAAP Net Income

Adjusted EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of Adjusted EBITDA to net income (and Adjusted EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	6 months ended June 30, 2006		6 months ended June 30, 2005
	US$ ‘mln	% of sales	US$ ‘mln	% of sales
Net income	46.7	5.7%	8.3	1.2%

Add: Depreciation and amortization	29.8	3.7%	25.9	3.8%

Add: Income tax expense	21.1	2.6%	10.9	1.6%

Add: Interest expense	14.2	1.7%	11.4	1.7%

Less: Interest income	(2.3)	0.3%	(0.7)	0.1%

Less: Currency remeasurement gains, net	(7.4)	0.9%	(1.5)	0.2%

Add: Bank charges	1.0	0.1%	0.9	0.1%

Add: Minority interest	1.7	0.2%	1.4	0.2%

Add: (Gain)/Loss on sales/purchase of currency	0.1	0.01%	—	—

Adjusted EBITDA	104.9	12.9%	56.6	8.3%

Adjusted EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. Adjusted EBITDA margin is Adjusted EBITDA expressed as a percentage of sales.

We present Adjusted EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe Adjusted EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Since we adjust EBITDA for recurring items in order to calculate Adjusted EBITDA, we particularly caution users that Adjusted EBITDA is not an alternative to net income, operating income or any other GAAP measure, nor to EBITDA.  Moreover, other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

Adjusted EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

WIMM-BILL-DANN FOODS

Condensed Consolidated Statements of Operations and
Comprehensive Income (unaudited)

(Amounts in thousands of U.S. dollars, except share and per share data)

	Six months ended June 30,
	2006	2005

Sales	$813,620	$681,681

Cost of sales	(559,834)	(493,929)

Gross profit	253,786	187,752

Selling and distribution expenses	(112,024)	(98,339)
General and administrative expenses	(62,885)	(53,468)
Other operating expenses, net	(3,779)	(5,099)

Operating income	75,098	30,846

Financial income and expenses, net	(5,583)	(10,301)

Income before provision for income taxes and minority interest	69,515	20,545

Provision for income taxes	(21,050)	(10,916)

Minority interest	(1,716)	(1,366)

Net income	$46,749	$8,263

Other comprehensive income, net of tax
Currency translation adjustment	26,038	(12,216)

Comprehensive income	$72,787	$(3,953)

Net income per share - basic and diluted:	$1.06	$0.19

Weighted average number of shares outstanding	44,000,000	44,000,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

WIMM-BILL-DANN FOODS

Condensed Consolidated Balance Sheets

	June 30, 2006	December 31, 2005
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$72,157	$93,103
Short-term bank deposits	32,497	32,164
Trade receivables, net	68,577	59,968
Inventory	146,798	130,597
Taxes receivable	52,914	61,480
Advances paid	21,972	9,715
Net investment in direct financing leases	2,177	2,335
Deferred tax asset	10,309	8,750
Other current assets	10,444	8,915
Total current assets	417,845	407,027

Non-current assets:
Property, plant and equipment, net	496,838	459,527
Intangible assets	8,148	7,078
Goodwill	33,929	32,008
Net investment in direct financing leases – long-term portion	2,172	3,072
Long-term investments	12	138
Deferred tax asset – long-term portion	6,140	5,554
Other non-current assets	3,129	6,153
Total non-current assets	550,368	513,530

Total assets	$968,213	$920,557

The accompanying notes are an integral part of these condensed consolidated financial statements.

WIMM-BILL-DANN FOODS

Condensed Consolidated Balance Sheets

(continued)

	June 30, 2006	December 31, 2005
	(unaudited)	(audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$86,644	$65,780
Advances received	5,118	5,291
Short-term loans	30,704	19,554
Long-term loans – current portion	1,682	3,823
Long-term notes payable – current portion	—	49,794
Taxes payable	14,679	13,406
Accrued liabilities	23,431	17,071
Government grants – current portion	2,310	2,174
Dividends payable	9,865	—
Other payables	32,653	30,200
Total current liabilities	207,086	207,093

Long-term liabilities:
Long-term loans	11,066	1,824
Long-term notes payable	246,015	254,230
Other long-term payables	21,735	26,893
Government grants – long-term portion	2,263	3,219
Deferred taxes – long-term portion	15,263	15,636

Total long-term liabilities	296,342	301,802

Total liabilities	503,428	508,895

Minority interest	16,117	24,619

Shareholders’ equity:
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 Russian rubles at June 30, 2006 and December 31, 2005	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	55,804	29,766
Retained earnings	198,824	163,237
Total shareholders’ equity	$448,668	387,043

Total liabilities and shareholders’ equity	$968,213	$920,557

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands of U.S. dollars)

	Six months ended June 30,
	2006	2005
Cash flows from operating activities:

Net income	$46,749	$8,263

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	1,716	1,366
Depreciation and amortisation	29,656	25,763
Currency remeasurement (gain) loss relating to bonds payable, long-term payables, investments in foreign subsidiaries, and fixed assets of foreign subsidiaries	(9,193)	1,047
Change in provision for obsolescence and net realizable value	174	1,075
Provision for doubtful accounts	2,148	598
Loss on disposal of property, plant and equipment	745	1,566
Earned income on net investment in direct financing leases	(340)	(127)
Deferred tax expense (benefit)	(893)	(138)
Non-cash rental received	1,389	1,199
Reversal (accrual) of tax contingent liability	87	(617)
Write off of long-term investments	82	901
Amortisation of bonds issue expenses	587	527
Write off of unrecoverable investments in direct finance lease	244	—

Changes in operating assets and liabilities:
Inventories	(8,200)	(23,898)
Trade accounts receivable	(7,081)	147
Advances paid	(11,430)	2,387
Taxes receivable	3,287	3,781
Other current assets	4,521	266
Trade accounts payable	16,543	15,377
Advances received	(491)	727
Taxes payable	7,932	5,759
Accrued liabilities	4,484	2,177
Other current payables	1,497	3,915
Other long-term payables	(206)	350

Total cash provided by operating activities	$84,007	$52,411

Condensed Consolidated Statements of Cash Flows (unaudited)

(continued)
(Amounts in thousands of U.S. dollars)

	Six months ended June 30,
	2006	2005
Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	$(5,734)	(2,026)
Cash paid for property, plant and equipment	(46,537)	(33,882)
Cash paid for acquisition of investments	(177)	(483)
Proceeds from disposal of property, plant and equipment	1,818	3,217
Proceeds from disposal of investments		557
Cash paid for net investments in direct financing leases	(973)	(1,281)
Cash received from (paid for) other long-term assets	1,404	396
Cash invested in short-term bank deposits	(2,890)	—
Total cash used in investing activities	(53,089)	(33,502)

Cash flows from financing activities:
Short-term loans and notes, net	9,705	15,560
Proceeds from long-term loans	9,822	1,830
Repayment of long-term loans	(17,586)	(419)
Repayment of long-term payables	(7,306)	(7,685)
Repayment of long-term notes payable	(51,777)	—
Total cash provided by financing activities	(57,142)	9,286

Total cash (used in) provided by operating, investing and financing activities	(26,224)	28,195
Impact of exchange rate differences on cash and cash equivalents	5,278	(2,756)

Net increase (decrease) in cash and cash equivalents	(20,946)	25,439

Cash and cash equivalents, at beginning of period	93,103	23,791

Cash and cash equivalents, at the end of period	$72,157	$49,230

- Ends -

For further enquiries contact:
Anton Saraikin
Press Secretary
Solyanka, 13, Moscow, 109028 Russia
Tel +7 (495) 105-5805 (ext. 1699)
Fax +7 (495) 105-5800
saraikinas@wbd.ru

Marina Kagan
Wimm-Bill-Dann Foods OJSC
Solyanka, 13, Moscow 109028 Russia
Phone: +7 495 105 5805
Fax: +7 495 105 5800
e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy products and beverages in Russia. The company was founded in 1992.

The Company currently owns 30 manufacturing facilities in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,000 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

On May 18, 2006, Standard & Poor’s Governance Services announced the upgrade of WBD’s Corporate Governance Score (CGS) from 7 to 7+ (from 7.3 and 7.7 accordingly on the Russian national scale), which makes the Company’s score the highest rating in Russia. The increase in the score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Dmitry A. Anisimov
		Name:	Dmitry A. Anisimov
		Title:	Chief Financial Officer Wimm-Bill-Dann Foods OJSC

Date:	September 13, 2006